Investment Adviser Code of Ethics

H.M. Payson

Effective January 1, 2014
Enforced February 1, 2014

INTRODUCTION

The Board of Directors of H.M. Payson & Co (the "Firm") has adopted this Code of Ethics (the "Code") in accordance with Rule 204A-1 of the Investment Advisers Act of 1940, as amended (the "Advisers Act"). Additionally, because the Firm manages a registered investment company, the Payson Total Return Fund, the Code reflects the requirements of Rule 17J-1 of the Investment Company Act of 1940, as amended (the "Investment Company Act"). Among the purposes of the Code are to: (1) educate employees regarding the Firm's expectations and the laws governing their conduct; (2) remind employees that they are in a position of trust and must act with complete propriety at all times; (3) protect the reputation of the Firm; (4) guard against violation of the securities laws; (5) protect the Firm's clients by deterring misconduct; and (6) establish procedures for employees to follow so that the Firm can assess whether our employees are complying with the firm's ethical principles.

1. GENERAL PRINCIPLES

The Firm has a fiduciary relationship with our clients. The Firm takes pride in our longstanding reputation of displaying the highest levels of professionalism, integrity, honesty, confidentiality, and ethical behavior. Each employee, officer, and director is apprised of their responsibility to uphold the standards which have characterized this Firm since its inception in 1854. The Firm recognizes the following principles with respect to the conduct of each of its employees when acting on behalf of the Firm or in any capacity that affects the interests of the Firm's advisory clients:

(1) The duty at all times to place the interests of our clients first;

(2) The requirement that all personal securities transactions be conducted consistent with the Code and in such a manner as to avoid any actual or potential conflict of interest or any abuse of an individual's position of trust and responsibility;

(3) The fundamental standards that Firm personnel should not take inappropriate advantage of their positions;

(4) The fiduciary principle that information concerning the identity of security holdings and financial circumstances of clients is confidential;

(5) The principle that the Firm and its personnel will exercise independent, unbiased judgment in its decision-making process; and

(6) The importance of acting with honesty, integrity and professionalism in all aspects of our business.

These general principles govern all conduct, whether or not the conduct also is covered by more specific provisions below. We expect all of our employees, officers, and directors to abide by this Code both in word and in spirit. Failure to comply with this Code is a serious matter that may result in disciplinary action, up to and including termination of employment.

If you have any questions or need clarification regarding what the Code does and does not permit, please do not hesitate to contact Eleni C. Richardson, the Firm's Chief Compliance Officer ("CCO").

2. SCOPE OF THE CODE

The Code addresses the personal trading and other securities-related conduct of the Firm's employees and is an integral aspect of the Firm's compliance program. The Firm has developed other compliance policies and procedures, some of which may be applicable to you. The CCO, or her designee, will notify you regarding the other compliance policies and procedures to which you must adhere.

A. PERSONS COVERED BY THE CODE

This Code applies to each of the Firm's directors, officers, and employees, all of whom the Firm deems to be "Access Persons" for purposes of the Code. Certain provisions of this Code also apply to the "Family Members" of access persons.

The CCO may designate additional persons as Access Persons subject to the Code from time to time as appropriate, such as independent contractors or consultants.

B. PERSONAL ACCOUNTS OF ACCESS PERSONS

This Code applies to all personal accounts of Access Persons.

A personal account also includes an account maintained by or for, also referred to herein as ("Personal Accounts"):

• An Access Person's spouse (other than a legally separated or divorced spouse of the Access Person) or domestic partners (for domestic partners, one of the criteria can be a committed relationship of at least one year that is expected to continue indefinitely), an Access Person's minor children, and any family members who live in the Access Person's household or are financially dependent upon, or whose investments are controlled by the Employee ("Family Members"); and

• Any partnership, corporation or other entity in which the Access Person has a 25% or greater beneficial interest, or in which the Access Person exercises effective control.

The Code does not apply to accounts in which an employee has a beneficial interest but no direct or indirect control over the investment decision making process ("Non-Discretionary (Managed) Account"). It may be exempted from preclearance and reporting procedures only if the CCO is satisfied that the account is truly non-discretionary (i.e., the employee has given total investment discretion to an investment manager and retains no ability to influence specific trades).

C. SECURITIES COVERED BY THE CODE

The term "Covered Security" means a security (as that term is defined in the Advisers Act or the Investment Company Act). This is a very broad definition that includes most kinds of investment instruments, including things that one might not ordinarily think of as "securities," such as:

(i) exchange traded funds;

(ii) options on securities, on indexes and on currencies;

(iii) investments in all kinds of limited partnerships;

(iv) investments in foreign unit trusts and foreign mutual funds;

(v) investments in private investment funds and hedge funds; and

(vi) shares issued by open-end funds managed by the Firm, such as the Total Return Fund.

The term "Covered Security" does not include any of the following:

(i) direct obligations of the government of the United States;

(ii) bankers' acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;

(iii) shares issued by money market funds;

(iv) shares issued by open-end funds other than open-end funds managed by the Adviser, such as the Total Return Fund; and

(v) shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are open-end funds managed by the Firm.

3. STANDARDS OF BUSINESS CONDUCT

You are required to comply with certain standards of business conduct in accordance with the Firm's fiduciary obligation to our clients.

A. COMPLIANCE WITH LAWS AND REGULATIONS

You must comply with all applicable federal securities laws. You are not permitted, in connection with the purchase or sale, directly or indirectly, of a security held or to be acquired by a client to:

1. To defraud the client in any manner;

2. To mislead the client, including by making a statement that omits material facts;

3. To engage in any act, practice or course of conduct which operates or would operate as a fraud or deceit upon the client;

4. To engage in any manipulative practice with respect to the client; or

5. To engage in any manipulative practice with respect to securities, including price manipulation.

B. CONFLICTS OF INTEREST

As a fiduciary, the Firm has an affirmative duty of loyalty, honesty, and good faith to act in the best interests of our clients. There are many types of potential conflicts of interest. For example, a conflict of interest occurs when the personal interest of an employee interferes (or could potentially interfere) with the employee's responsibilities to the Firm and our clients. The Firm strives to identify and avoid conflicts of interest with clients and to fully disclose all materials facts concerning any conflict that does arise with respect to any client. All employees should strive to avoid conflicts of interest and any situation that may have the appearance of a conflict or impropriety.

1. Conflicts Among Client Interests. You are prohibited from inappropriate favoritism of one client over another client that would constitute a breach of fiduciary duty.

2. Competing with Client Trades. You are prohibited from using knowledge about pending or currently considered securities transactions for clients to profit personally (directly or indirectly) as a result of such transactions, including by purchasing or selling such securities. Conflicts raised by personal securities transactions also are addressed more specifically below.

3. Disclosure of Personal Interest. You are prohibited from recommending, implementing, or considering any securities transaction for a client without having disclosed any material beneficial ownership, business or personal relationship, or other material interest in the issuer or its affiliates, to the CCO. If the CCO deems the disclosed interest to present a material conflict, she will approve and sign off on any decision-making process regarding the securities of that issuer. This provision applies in addition to the Firm's quarterly and annual personal securities reporting requirements.

4. No Transactions with Clients. You are not permitted to knowingly sell to, or purchase from, a client any security or other property, except that you may purchase securities issued by a publicly-traded client, subject to the personal trading procedures described below in section D.

5. Referrals and Brokerage. You are required to act in the best interests of the Firm's client's regarding execution and other costs associated with brokerage services. You must strictly adhere to the Firm's policies and procedures regarding brokerage (best execution and directed brokerage). See the Firm's Trading Practices located in the Firm's Compliance Program.

6. Vendors or Supplies. You must disclose to the CCO any personal investments or other interest in vendors or suppliers with respect to which that person negotiates or makes decision on behalf o the Firm. If you have such an interest, the CCO in her sole discretion may prohibit you from negotiating or making decisions regarding the Firm's business with those companies.

7. The Firm's management of Employee's Accounts. Employees are prohibited from managing other employee's accounts. Employees are permitted, however, to participate in the Firm's Employee Account Program. The Program is overseen and managed by the Director of Research. The Director of Research manages these accounts in accordance with the Firm's Code of Ethics.

C. INSIDER TRADING

Trading securities while in possession of material, nonpublic information, or improperly communicating that information to others may expose Employees and the Firm to stringent penalties. Criminal sanctions may include a fine of up to $1,000,000 and/or ten years of imprisonment. The SEC can recover the profits gained or losses avoided through the illegal trading, impose a penalty of up to three times the illicit gain, and/or issue an order permanently barring you from the securities industry. Finally, Employees and the Firm may be sued by investors seeking to recover damages for insider trading violations.

The law of insider trading is unsettled and continuously developing. An individual legitimately may be uncertain about the application of the rules contained in this Code in a particular circumstance. Often, a single question can avoid disciplinary action or complex legal problems. Any instances or questions regarding possible inside information must be immediately brought to the attention of the CCO or Director of Research.

No Employees may trade, either personally or on behalf of clients, while in the possession of material nonpublic information, nor may any personnel of the Firm communicate material, nonpublic information to others in violation of the law.

1. Insider Trading Defined. The term "Insider Trading" is generally used to refer to (i) a person's use of material non-public information in connection with transactions in securities and (ii) certain communications of material non-public information. The laws concerning Insider Trading generally prohibit:

i. The purchase or sale of securities by an insider, on the basis of material non-public information;

ii. The purchase or sale of securities by a non-insider, on the basis of material non-public information where the information was disclosed to the non-insider in violation of an insider's duty to keep the information confidential or was misappropriated; or

iii. The communication of material non-public information in violation of a confidentiality obligation where the information leads to a purchase or sale of securities. This is known as

"tipping," which is a violation of the insider trading laws, even if the "tipper" did not personally benefit.

2. Who Is an Insider? The concept of "insider" is broad. It generally includes officers, directors, partners, employees and controlling shareholders of a company or other entity. In addition, a person can be considered a "temporary insider" of a company or other entity if he or she enters into a confidential relationship in the conduct of the company's or entity's affairs and, as a result, is given access to information that is intended to be used solely for such company's or entity's purposes. A temporary insider can include, among others, an entity's attorneys, accountants, consultants, investment bankers, commercial bankers and the employees of such organizations. In order for a person to be considered a temporary insider of a particular entity, the entity must expect that the person receiving the information keep the information confidential and the relationship between the entity and the person must at least imply such a duty. Analysts are usually not considered insiders of the entities that they follow, although if an analyst is given confidential information by an entity's representative in a manner which the analyst knows or should know to be a breach of that representative's duties to the entity, the analyst may become a temporary insider.

3. What Is Material Information? Trading on the basis of inside information is not a basis for liability unless the information is "material." Material information is generally defined as information that a reasonable investor would likely consider important in making his or her investment decision, or information that is reasonably certain to have a substantial effect on the price of a company's securities. Information that should be considered material includes, but is not limited to: dividend changes, earnings estimates, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidity problems and extraordinary management developments. Material information does not have to relate to a company's business; it can be significant market information. For example, a reporter for The Wall Street Journal was found criminally liable for disclosing to others the dates on which reports on various companies would appear in The Wall Street Journal and whether or not those reports would be favorable.

4. What Is Non-public Information? Information is non-public unless it has been effectively communicated to the market place. For information to be considered public, one must be able to point to some fact to show that the information has been generally disseminated to the public. For example, information found in a report filed with the SEC or appearing in Dow Jones, Reuters

Economic Services, The Wall Street Journal or another publication of general circulation is considered public. Information remains non-public until a reasonable time elapses after it is disseminated. While no specific rule exists, generally trading 24 hours after the public dissemination of information would not be prohibited (though the wait period may be shorter when a press release is involved). Market rumors are not considered public information.

5. What Is "Trading on the Basis of" Material Non-public Information? Generally, a purchase or sale of a security is made "on the basis of" material non-public information about that security or issuer if the person making the purchase or sale was aware of the material non-public information when the person made the purchase of sale.

6. Penalties for Insider Trading: Penalties for trading on or communicating material non-public information are severe, both for the individuals involved in the unlawful conduct and for their employers. A person can be subject to some or all of the penalties set forth below even if he or she does not personally benefit from the violation. Penalties include:

i. Civil injunctions;

ii. Disgorgement of profits;

iii. Jail sentences;

iv. Fines for the person who committed the violation of up to three times the profit gained or loss avoided (per violation or illegal trade), whether or not the person actually benefited from the violation; and

v. Fines for the employer or other controlling person of the person who committed the violation of up to the greater of $1,000,000 or three times the amount of the profit gained or loss avoided (per violation or illegal trade).

vi. In addition, any violation of the procedures set forth in this Code can be expected to result in serious sanctions by the Firm, including dismissal of the persons involved.

7. Policy Statement Regarding Insider Trading: The Firm expects that each of its Employees will obey the law and not trade on the basis of material non-public information. In addition, the Firm discourages its Employees from seeking or knowingly obtaining material non-public information, except in the normal course of their duties for the Firm.

8. Procedures to Prevent Insider Trading: If you think you might have access to material, non-public information, you should take the following steps:

i. Report the information to the CCO or Director of Research immediately.

ii. Do not purchase or sell the securities on behalf of yourself or clients.

iii. Do not communicate the information insider or outside the Firm, other than to the CCO or Director of Research.

iv. After the CCO and Director of Research have reviewed the issue, the Firm will determine whether the information is material and nonpublic and, if so, what action the Firm will take.

9. Restricted List: The CCO or Director of Research may place certain securities with the potential for the Firm's receipt of material nonpublic information. Access Persons are prohibited from personally, or on behalf of client account, purchasing or selling Restricted List securities. The CCO shall take immediate steps to inform all Access Persons of the securities on the Restricted List.

D. PERSONAL SECURITIES TRANSACTIONS

You (and your Family Members) are required to strictly adhere to the Firm's policies and procedures regarding personal securities transactions.

1) Pre-clearance. You must obtain prior written approval from the CCO before purchasing, selling or transferring any Covered Security or exercising any option.

If a transaction is pre-cleared, approval is effective the day it is granted, and the following two business days. Once the permissible time period has expired, pre-clearance must be obtained again before any further trading is conducted. The CCO and/or her designee will maintain records of all pre-clearance requests and authorization decisions.

a. A pre-clearance request will generally be approved for certain de minimis transactions (Covered Security transactions that is less than $10,000 in an issuer with a market capitalization of $2 billion or greater).

b. A pre-clearance request will generally be rejected if the request: (a) involves a Covered Security that is in a Blackout Period, as discussed below (b) is otherwise prohibited under any internal policies of the Firm; (c) breaches any duty to a Client of the Firm; (d) is otherwise inconsistent with applicable law, including the Advisers Act; or (e) creates an undisclosed material conflict of interest or an appearance thereof.

Certain personal securities transactions are exempt from these pre-clearance requirements (see Section 4(A)(1): Pre-Clearance Procedures).

2) Blackout Period: No Access Person may purchase or sell a Covered Security on a day when the Firm either executes an order or has a pending buy or sell order in that same Covered Security on behalf of any client. Approved transactions may generally be executed after 2pm to ensure that clients receive priority. The CCO has the discretion to approve certain de minimis transactions (less than $10,000 in an issuer with a market capitalization of $2 billion or greater) if they occur during the blackout period.

3) Limited or Private Offerings and Initial Public Offerings - Pre-Clearance. Prior approval by the CCO is required before you acquire securities in a limited offering (e.g., private placement) or IPO. The CCO shall consider among other factors in approving such an investment, whether the investment opportunity should be reserved for clients, and whether the opportunity is being offered to you by virtue of your position with the Firm.

4) Short Term Trading—You are prohibited from short-term trading in a Covered Security. For purposes of this Code, short-term trading is defined as selling a Covered Security within 30 days of a purchase, or purchasing a Covered Security within 30 days of a sale. This restriction may be waived by the CCO at her discretion.

5) Short Sale Prohibitions. Selling a security short that is currently rated a Buy on the Firm's Working List is prohibited.

6) Short Sale and Options Reporting: Access Persons that are authorized in short sale or options trading must report this to the CCO.

7) Firm's Restricted List

a. The CCO and/or the Director of Research reserve the right to add a security to the Restricted Securities List. Generally a stock will be added to the Restricted Securities List in the event of the following:

• The Research Department has made a recommendation to portfolio managers to buy or sell and it has been determined that the Firm's participation in the market may impact the stock. The basis for this determination could be the average daily volume of the stock or its market capitalization (generally less than $1Billion).

• If any Employee receives any information which may constitute material non-public information, the Employee must discuss promptly such information with the CCO. The CCO will implement measures to prevent dissemination of such information.

b. When a company is placed on the Restricted List due to the receipt of material non-public information, no employee, (or any member of the Family/Household of an employee) may trade in the securities or other instruments of the company, either for their own account or for the account of any Client, until that company is removed from the Restricted List.

c. Any trades that violate the Firm's "Restricted List" policy will be reviewed by the CCO. Depending upon the situation, any profits realized on trades that violate this policy may be disgorged, and any purchases made in violation of this policy may be cancelled. At a minimum, the CCO shall issue a written warning to any employee violating the restricted list policy. Repeated violations will result in accounts being restricted to trading only after pre-clearance of the transaction by the CCO.

E. GIFTS AND ENTERTAINMENT

Conflicts of interest, both actual and apparent, may occur when Employees accept inappropriate gifts, favors, entertainment, special accommodations, or other things of material value that could influence decision-making or suggest obligations to a particular person or firm. Similarly, Employees should not offer gifts, favors, entertainment or other things of value that could be viewed as overly generous or aimed at influencing decision-making or making a client feel beholden. Gifts and entertainment will be reported quarterly. These policies also apply to Family Members.

It is not the intent of the Code to prohibit the everyday courtesies of business life. Therefore the specific guidelines below shall not apply to, for example, an occasional meal, a ticket to a theater, entertainment or sporting event that is an incidental part of a business meeting with a clear business purpose, or a food item received by an individual but shared with the Firm's other employees, officers or directors and consumed on the Firm's premises.

1) Gifts. Employees must pre-clear with the CCO all gifts over $250 per person per event, given to or received from a client, prospective client, referral source, or any person or entity that does or seeks to do business with the Firm. Gifts do not include ordinary and usual business entertainment, but they may include donations, sponsorships or tickets to sporting events.

2) Cash. Employees may not give or accept cash gifts or cash equivalents (e.g., gift certificates) to or from a client, prospective client, referral source, or any entity that does business with or on behalf of the Firm.

3) Business Entertainment. Employees may not provide or accept extravagant or excessive entertainment to or from a client, prospective client, referral source, or any person or entity that does or seeks to do business with or on behalf of the Firm. You may provide or accept a business entertainment event of reasonable value ($500 or less) such as a dinner or a sporting event. You should seek CCO prior approval under circumstances where you are unsure about the value of proposed entertainment. All such entertainment valued in excess of 500 shall be reported to the CCO as soon as practicable.

4) State and local ethics laws, regulations or rules may limit or prevent gift or entertainment activities with various state or local governmental entities, agencies and employees. Employees should consult the CCO in these situations. Any business entertainment involving government clients must be pre-approved by the CCO.

5) ERISA Clients. Business entertainment, gifts, gratuities, favors, expense reimbursements and personal services to current and former trustees, employees, agents and representatives of ERISA-covered benefit plan clients must not exceed $250 per person per year. Gifts, gratuities, favors, expense reimbursements and personal services include, but are not limited to meals, golf outings, golf equipment, alcohol, lodging apartment use, personal investment services, use of jets, airline tickets, excursions, vacations, event tickets and all other forms of entertainment.

F. POLITICAL CONTRIBUTIONS

Employees are prohibited from making political contributions for the purpose of obtaining or retaining advisory contracts with government entities. All political contributions must be pre-cleared with the CCO. If there is a question regarding the definition of a political contribution, charitable contribution, sponsorship or donation, please consult the CCO. Please see the Firm's Policies and Procedures Regarding Political Contributions.

G. CONFIDENTIALITY

Information concerning the identity of security holdings and financial circumstances of clients is confidential.

1) Firm Duties. The Firm must keep all information about clients (including former clients) in strict confidence, including the client's identity, the client's financial circumstances, the client's security holdings, and advice furnished to the client by the Firm.

2) Employee Duties. Employees are prohibited from disclosing to persons outside the Firm any material non-public information about any client, the securities investments made by the Firm on behalf of a client, information about contemplated securities transactions, or information regarding the firm's trading strategies, except as required to effect securities transactions on behalf of a client.

H. SERVICE ON A BOARD OF DIRECTORS

Employees are generally prohibited from serving on the board of directors of a publicly traded company, given the high potential for conflicts of interest and insider trading issues. This policy may be waived in writing by the CCO and shall be granted only based on the best interests of the Firm and its clients.

I. OTHER OUTSIDE ACTIVITIES

1) No employee shall act as agent, trustee, or in any other fiduciary capacity for any client without the express permission of a Managing Director and the CCO. All trust indentures involving the Firm or any of its employees must be approved by the Chief Trust Administration Officer and reviewed by the Fiduciary Services Committee prior to enactment (except family situations).

2) The Firm discourages employees from engaging in outside business or investment activities that may interfere with their duties with the Firm. Prior written approval from the CCO is required before such activity may occur.

3) Employees should disclose to the CCO any personal interest that might present a conflict of interest or harm the reputation of the Firm.

J. MARKETING & PROMOTIONAL ACTIVITIES

Any oral or written statement made by an Employee, including those made to clients, prospective clients, their representatives, or the media, must be professional, accurate, balanced and not misleading in any way. See the Firm's Advertising/Marketing/Solicitation Procedures as stated in the Firm's Compliance Program.

4. COMPLIANCE PROCEDURES

A. PERSONAL SECURITIES TRANSACTION PROCEDURES AND REPORTING

Applicable to ALL PERSONAL ACCOUNTS

1) Pre-clearance Procedures. Access Persons are prohibited from engaging in any transaction in a Covered Security unless approval, in advance of the transaction, is obtained from the CCO. Approval is effective the day it is granted, and the following two business days. Pre-clearance is not required for the following types of transactions:

a. Purchases or sales over which an Employee has no direct or indirect influence or control;

b. Purchases or sales pursuant to an automatic investment plan (including a dividend reinvestment plan);

c. Purchases effected upon exercise of rights issued by an issuer pro rata to all holders of a class of its securities, to the extent such rights were acquired from such issuers, and sales of such rights so acquired;

d. Acquisition of securities through stock dividends, dividend reinvestments, stock splits, reverse stock splits, mergers, consolidations, spin-offs, and other similar corporate reorganizations or distributions generally applicable to all holders of the same class of securities;

e. Open end investment company shares other than those of funds advised by the Firm; and

f. Unit investment trusts.

2) Reporting Requirements

a. Quarterly Personal Account Establishment Reporting. Access Persons must disclose to the CCO any

Personal Account opened during the quarter containing securities held for their direct or indirect benefit. If there are no accounts to report, a report must still be submitted stating such.

b. Holdings Reporting. Access Persons are required to submit to the CCO information regarding all holdings in Covered Securities, and all Personal Accounts. Such information must include the following: (i) The title and type of security, and as applicable the exchange ticker symbol or cusip number (ii) number of shares; (iii) the date it was purchased; (iv) the principal amount of each Covered Security; and (v) the name of any broker, dealer or bank with whom a Personal Account is maintained in which any securities are held for your direct or indirect benefit.

c. Initial Holdings Report. New Access Persons should submit an Initial Holdings Report within 10 days of employment with the Firm. Information should be current as of a date not more than 45 days prior to the date the person becomes an employee.

d. Quarterly Transaction Reports. Access Persons are required to report to the CCO all transactions in Covered Securities in Personal Accounts no later than 30 days after the end of each calendar quarter. Certain types of transactions, listed below under Section 4(a)(4) Reporting Exemptions, are not required to be listed in those reports.

e. Annual Holdings. Access Persons are required to report to the CCO all transactions in Covered Securities in Personal Accounts no later than 45 days after the end of each calendar year. Information should be current as of December 31 of the calendar year for which the information is reported.

3) Confidentiality of Reports. The Firm will keep confidential all transactions and holding reports, except to the extent necessary o implement and enforce the Code or to comply with requests for information from government agencies.

4) Reporting Exemptions. Access Persons are not required to submit reports if any of the following scenarios apply:

a. Any report with respect to purchase or sale of securities held in accounts over which the access person has no direct or indirect influence or control.

b. A transaction report with respect to transactions effected pursuant to an automatic investment plan, including dividend re investment.

B. DUPLICATE BROKERAGE CONFIRMATIONS AND STATEMENTS

Access Persons will direct brokers to provide to the CCO, on a timely basis, duplicate copies of copies of periodic statements for all Personal Accounts. These brokerage statements may be used in lieu of submitting quarterly transaction reports, provided that all the required information is contained in the statements.

C. MONITORING OF PERSONAL TRANSACTIONS

The CCO, or her designee, is responsible for periodically reviewing personal securities transactions and holdings reports. The Head Trader is responsible for reviewing and monitoring the personal securities transactions of the CCO and for taking on these responsibilities in the CCO's absence.

D. CERTIFICATION OF COMPLIANCE

It is the CCO's responsibility to ensure that the following affirmations are made:

1) Initial Certification. Employees are required to affirm that they have: (a) received a copy of the Code; (b) read and understand all provisions of the Code; and (c) agreed to comply with the terms of the Code.

2) Acknowledgment of Amendments. The Firm will provide Employees with any material amendments to the Code. Employees must affirm that they have received, read and understood the amendments to the Code.

1) Annual Certification. Employees must annually certify they have read, understood, and complied with the Code.

5. RECORD KEEPING

The CCO will keep in an easily accessible place for at least five (5) years copies of this Code of Ethics, all Broker's statements and reports of Access Persons, copies of all preclearance forms, records of violations and actions taken as a result of violations, acknowledgments and other memoranda relating to the administration of this Code of Ethics, and copies of each Annual Report provided to the Board of Directors of the Payson Total Return Fund (the "Fund's Board").

The CCO will maintain a list of all Covered Persons (which includes all Access Persons) of the Adviser currently and for the last five (5) years.

All Broker's statements of Access Persons may be kept electronically in a computer database.

6. FORM ADV DISCLOSURE

The CCO shall be responsible for providing an updated copy of the Code to any client or prospective client upon request. The CCO shall also ensure that the Firm's Form ADV includes an updated description of the Code.

7. ADMINISTRATION AND ENFORCEMENT OF THE CODE

1) Training and Education. The CCO will be responsible for training and educating all Employees regarding the Code. Such training shall be mandatory for all Employees and shall occur as determined necessary by the CCO.

2) Annual Review. The CCO shall review the adequacy of the Code and the effectiveness of its implementation as the CCO deems appropriate and at least annually

3) Payson Total Return Fund Board Approval. The Code must be approved by the Fund's Board. Any subsequent amendments will also require the Fund's Board approval.

4) Report to the Fund's Board. The CCO shall, at least annually, prepare a written report to the Fund's Board that:

i. Describes any issues under the Code or its procedures since the last report to the Fund's Board, including, but not limited to, information about material violations of the Code or procedures and sanctions imposed in response to the material violations; and

5) Certifies that the Firm has adopted procedures reasonably necessary to prevent Access Persons from violating the Code.Reporting Violations. All Access Persons must report violations of the Code promptly to the CCO or to another Managing Director (if the CCO is unavailable, or the violation involves the CCO). This would include "apparent" or "suspected" violations.

a. All reports will be treated confidentially to the extent permitted by law and investigated accordingly.

b. Retaliation by the Firm against an individual who reports a violation is prohibited and constitutes a further violation of the Code.

6) CCO Exemption Authority. The CCO has the authority to exempt any Access Person or any personal securities transaction of an Access Person from any or all of the provisions of this Code if the CCO determines that such exemption would not be against any interests of a client and in accordance with applicable law. The CCO will prepare and file a written memorandum of any exemption granted, describing the circumstances and reasons for the exemption.

7) Additional Information. Employees should contact the CCO to obtain any additional information about compliance and ethics issues.